UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 12b-25

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NOTIFICATION OF LATE FILING

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SEC FILE NUMBER: 333-64122
CUSIP NUMBER: 093440 10 5

(Check One):

☐ Form 10-K   ☐ Form 20-F ☐ Form 11-K
☑ Form 10-Q   ☐ Form N-SAR

For Period Ended: September 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Blast Energy Services, Inc.

Address of Principal Executive Office (Street and Number):

14550 Torrey Chase Blvd., Suite 330
Houston, TX 77014

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant period has imposed time constraints that have rendered the filing of the Form 10-QSB by its original prescribed due date impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

PART IV - OTHER INFORMATION

1)	Name and telephone number of person to contact in regard to this notification:

John O’Keefe	(281)	453-2888
(Name)	(Area Code)	(Telephone Number)

2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑ Yes ☐ No

3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, the Company acquired Eagle Domestic Drilling Operations LLC on August 25, 2006 for $50 million. More time is needed by the Company and its outside accounting firm to ensure that the impact of this acquisition is correctly reflected in the Company’s financial statements and associated footnotes to the financial statements.  Based upon a preliminary statement of operations, the Company is estimating a net loss of $5,140,000 for the nine months ending September 30, 2006 compared to a net loss of $2,492,000 for the same period in 2005.

Blast Energy Services, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

BLAST ENERGY SERVICES, INC.
Dated: November 15, 2006	By:	/s/ David M. Adams
	Name:	David M. Adams
	Title:	Co-Chief Executive Officer Chief Operating Officer Principal Executive Officer